Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

2207-90b Street SW

Edmonton, Alberta

T6X 1V8

Item 2 Date of Material Change

April 14, 2026

Item 3 News Release

A press release describing the material change was disseminated by Aurora on April 15, 2026 through Cision PR Newswire and can be found on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

A wholly owned subsidiary of Aurora (“Aurora Sub”) indirectly purchased 100% of the shares of 9869247 Canada Limited (“Safari Flower Company”), an established EU GMP certified cannabis cultivator and manufacturer. Aggregate consideration is valued at $26.5 million, subject to customary adjustments, and inclusive of a cash payment of $2 million that is contingent on satisfaction of certain conditions (the “Transaction”).

Item 5 Full Description of Material Change

5.1        Full Description of Material Change

On April 14, 2026, Aurora Sub indirectly purchased 100% of the shares of Safari Flower Company for aggregate consideration valued at $26.5 million, inclusive of a cash payment of $2 million that is contingent on satisfaction of certain conditions. As consideration on closing, Aurora (i) issued the selling shareholder 2,417,180 common shares; and (ii) paid the selling shareholder $15 million in cash, subject to customary adjustments post closing.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Nathalie Clark, Executive Vice President, General Counsel & Corporate Secretary who is knowledgeable about the details of the Transaction and may be contacted at nathalie.clark@auroramj.com.

Item 9 Date of Report

April 16, 2026.